Oilsands Quest Inc.

800, 326-11th Avenue SW

Calgary, Alberta, Canada

T2R 0C5

July 28, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Oilsands Quest Inc. Item 4.01 Form 8-K Filed July 17, 2009 (File No. 001-32994)

Ladies and Gentlemen:

Oilsands Quest Inc. (the “Company”) submits in electronic form for filing the accompanying responses of the Company to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from W. Bradshaw Skinner, dated July 20, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company conveys the following as its responses to the Staff:

Form 8-K Filed July 17, 2009

1.

We note your Form 8-K filed on July 17, 2009 under the Item tag designation of “Item 4.01”. Based on a review of your filing, it appears you should have designated the filing as an “Item 4.02” Form 8-K. Please amend your Form 8-K filing to identify the appropriate Item tag.

Response to Comment 1:

The Company has amended its Form 8-K filed on July 27, 2009 in response to the Staff’s comment.

The Company acknowledges that:

•    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (403) 718-8986 or Andrew J. Foley at (212) 373-3078.

Sincerely, /s/ Garth Wong Garth Wong Chief Financial Officer

cc: Andrew J. Foley

Paul, Weiss, Rifkind, Wharton & Garrison LLP